



SECURI〔barcode〕ISSION

06050312

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8 - 52005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/05___ AND ENDING ___9/30/06___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Preferred Client Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3707 Dartmouth
(No. and Street)

Dallas   Texas   75205
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                            (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEC 2 6 2006

Phillip V. George, PLLC
                    (Name – *if individual, state last, first, middle name*)

THOMSON
FINANCIAL

2300 Honey Locust Drive   Irving   Texas   75063
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 2 2006
WASH. D.C. 185

FOR OFFICIAL USE ONLY

_____

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___James D. Gaberino___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Preferred Client Group, Inc.___ , as of ___September 30___ , 20 __06__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

MARTHA BUTCHER
Notary Public
STATE OF TEXAS
My Comm. Exp. 05-17-10

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PREFERRED CLIENT GROUP, INC.

FINANCIAL REPORT

SEPTEMBER 30, 2006

CONTENTS

INDEPENDENT AUDITOR'S REPORT

.Board of Directors
Preferred Client Group, Inc.

We have audited the accompanying statement of financial condition of Preferred Client Group, Inc. as of September 30, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Preferred Client Group, Inc. as of September 30, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILLIP V. GEORGE, PLLC

Irving, Texas
October 24, 2006

PREFERRED CLIENT GROUP, INC.
Statement of Financial Condition
September 30, 2006

ASSETS

Cash and cash equivalents	$ 196,964
Prepaid expenses	633
Marketable securities	45,360
Clearing deposit - cash	420
Clearing deposit - marketable securities	101,345
TOTAL ASSETS	**$ 344,722**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Income taxes payable	$ 432
Securities sold, not yet purchased	1,500
TOTAL LIABILITIES	1,932

Stockholder's Equity

Common stock, $.10 par value, 200 shares authorized, issued and outstanding	20
Additional paid-in capital	332,240
Retained earnings	10,530
TOTAL STOCKHOLDER'S EQUITY	342,790
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 344,722**

PREFERRED CLIENT GROUP, INC.
Statement of Income
Year Ended September 30, 2006

Revenue

Securities commissions	$	317,224
Other revenue		28,290
TOTAL REVENUE		345,514

Expenses

Compensation and related costs	73,848
Clearing charges	64,951
Regulatory fees and expenses	1,973
Management fees paid to related party	160,000
Other expenses	119
TOTAL EXPENSES	300,891
Net income before other gain and provision for income tax	44,623

Other Gain

Unrealized gain on marketable securities		22,316
Net income before provision for income tax		66,939
Provision for income tax		432
NET INCOME	$	66,507

PREFERRED CLIENT GROUP, INC.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2006

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at September 30, 2005	200	$ 20	$ 332,240	$ (55,977)	$ 276,283
Net income	-	-	-	66,507	66,507
Balances at September 30, 2006	200	$ 20	$ 332,240	$ 10,530	$ 342,790

PREFERRED CLIENT GROUP, INC.
Statement of Cash Flows
Year Ended September 30, 2006

Cash flows from operating activities:

Net income	$ 66,507
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on marketable securities	(22,316)
Changes in assets and liabilities	
Decrease in prepaid expenses	25
Decrease in clearing deposit - cash	1,764
Increase in income taxes payable	432
Net cash provided by operating activities	46,412

Cash Flows From Investing Activities:

Purchase of marketable securities	(24,025)
Proceeds from maturity of clearing deposit - marketable securities	138,513
Purchase of clearing deposit - marketable securities	(100,734)
Proceeds from securities sold, not yet purchased	1,870
Net cash provided by investing activities	15,624
Net change in cash and cash equivalents	62,036
Cash and cash equivalents at beginning of year	134,928
Cash and cash equivalents at end of year	$ 196,964

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Preferred Client Group, Inc. (the Company) was organized in June 1999 as a Texas corporation.   The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).   The majority of the Company's customers are located in Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer.   The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.   Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are recorded on the trade date are carried at fair value.   The increase or decrease in fair value is credited or charged to operations.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased are recorded on the trade date and are valued at fair value.   The increase or decrease in fair value is credited or charged to operations.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Commission Revenue

General securities commissions and related clearing expenses are recorded on a trade date basis. Investment company share commissions are recorded when initial subscriptions are funded or when recurring commissions are payable to the Company.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2006, the Company had net capital and net capital requirements of $328,590 and $5,000, respectively. The Company's net capital ratio was zero to 1.

Note 4 - Marketable Securities

The Company's marketable securities consist of 1,500 shares of common stock of the Nasdaq Stock Market, Inc. with a market value of $45,360, cost of $44,125 and accumulated unrealized gains of $1,235. The unrealized gain for the year ended September 30, 2006 totaled $21,705.

The Company's clearing deposit - marketable securities consist of a zero coupon municipal bond with a market value of $101,345, cost of $100,734 and an accumulated unrealized gain of $611. The unrealized gain for the year ended September 30, 2006 totaled $611.

Note 5 - Income Taxes

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due the Company's current year taxable income being partially offset by prior years net operating losses.

Note 6 - <u>Related Party Transactions</u>

The Company and PCG Management, Ltd. (PCG) are under common control and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

Under a services and support agreement effective May 2002, PCG provides the Company with personal property and support staff and incurs general and administrative expenses for the benefit of the Company. Fees for such services are determined at the discretion of PCG. The Agreement allows the Company to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 3). The Agreement states that all monthly fees waived are not to be payable and there is no recourse to the Company. Fees incurred for the year ended September 30, 2006 under this Agreement totaled $160,000. The Agreement was not consummated on terms equivalent to arms length transactions.

The sole shareholder provides office space for the Company at no cost to the Company.

Note 7 - <u>Off-Balance-Sheet Risk</u>

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8 - <u>Concentration of Credit Risk</u>

The Company has $344,089, or approximately 100%, of its total assets in money market funds and cash and marketable securities due from or held at the Company's clearing broker/dealer.

Schedule I

PREFERRED CLIENT GROUP, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
September 30, 2006

Total stockholder's equity qualified for net capital	$ 342,790
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	633
Total deductions and/or charges	633
Net capital before haircuts on securities	342,157
Haircuts on securities	
Cash equivalents	$ 3,948
Marketable securities	6,579
Clearing deposit - marketable securities	3,040
Total haircuts on securities	13,567
Net Capital	$ 328,590
Aggregate indebtedness	$ 432
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 323,590
Ratio of aggregate indebtedness to net capital	Zero to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of September 30, 2006 as filed by Preferred Client Group, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

Board of Directors
Preferred Client Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Preferred Client Group, Inc. (the Company) for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Irving, Texas
October 24, 2006